

April 7, 2011

Via Facsimile
Faith Forbis
Chief Financial Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, AZ 85281

> **Re: NowAuto Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 1, 2011**
> **File No. 0-50709**

Dear Ms. Forbis:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed April 1, 2011

1.   Please revise the date on the cover page to represent the date of the earliest event reported, which appears to be March 14, 2011.

2.   We note from your disclosure in Form 10-K for the year ended June 30, 2010 that you concluded that your internal control over financial reporting was not effective because of material internal control weaknesses. Please tell us why the material weaknesses are not reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K. Refer to Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If you determine that these internal control weaknesses do represent reportable events, please disclose them as such and please also disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter

of each reportable event with Semple, Marchal & Cooper LLP and (ii) whether you authorized Semple, Marchal & Cooper LLP to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

3.   Please disclose whether the decision to engage Shelly International CPA was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

4.   We note your disclosure that prior to their engagement, you did not consult with Shelly International CPA regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-B. We remind you that in February 2008, Regulation S-B was superceded by the scaled disclosure requirements of Regulation S-K and Regulation S-X. Please revise your disclosure so that you refer to the applicable rules, in this instance Item 304 of Regulation S-K, and confirm that you will not apply Regulation S-B or refer to Regulation S-B in future filings.

5.   Please file an updated letter from Semple, Marchal & Cooper LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief